UNSEEN SOLAR, INC..
                               505 Camino Elevado
                                Bonita, CA 91902

June 30,2010

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington , DC 20549

     Re: Request for acceleration of the effective date of the Registration
         Statement on Form S-1 of Unseen Solar, Inc.
         Filed March 10, 2010, Amendment No. 3 filed June 15, 2010
         File Number: 333-165381

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form S-1 Registration Statement of Unseen Solar, Inc. be declared effective on Tuesday, July 6, 2010 or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

Unseen Solar, Inc. acknowledges that

     (a) Should the commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the commission from taking any action with respect to the filing;

     (b) The action of the commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     (c) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call our attorney, Abby L. Ertz at (619) 840-4866.

Yours truly,


/s/ Edward F. Myers II
------------------------------
Edward F. Myers
President and Director